December 8, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Ms. J. Elizabeth Packebusch

RE:	Registration Statement on Form S-3
File No. 333-275843

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ocean Power Technologies, Inc. (the “Company”) respectfully requests that the registration statement on Form S-3, File No. 333-275843 (the “Registration Statement”), be declared effective at 4:00 P.M., Washington, D.C. time, on December 12, 2023, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Ocean Power Technologies, Inc.

/s/ Philipp Stratmann
Philipp Stratmann
President and Chief Executive Officer